Q1 2005 FIRST QUARTER REPORT Biovail Corporation

BIOVAIL 2005 FIRST QUARTER REPORT

Letter to Shareholders

Dr. Douglas Squires

Chief Executive Officer

Dear Fellow Shareholders,

The first quarter of 2005 was an important one on many fronts for Biovail. In the first several months of 2005, the Company worked diligently to execute against financial objectives, and finalized the development of a new Strategic Plan that will serve as the foundation for the Company going forward.

In late 2004 and throughout the first quarter of 2005, Biovail’s executive management team embarked to develop a strategy that would immediately and significantly improve the financial performance of our U.S. commercial business, while maintaining a direct presence in the world’s largest pharmaceutical market.

After conducting a thorough review of market dynamics and after discussions with several potential partners, Biovail concluded that it needed to restructure its approach to selling and marketing products in the primary-care market of the United States. To this end, on May 3, Biovail announced the first steps in the execution of its new Strategic Plan – more specifically, the Company decided it would no longer directly commercialize products in the primary-care market of the U.S., and therefore, had entered into a multi-faceted strategic alliance with Kos Pharmaceuticals Inc. of Cranbury, New Jersey.

As a result, Biovail divested its Teveten® product line, and entered into a supply agreement for the distribution of Cardizem® LA in the United States and Puerto Rico with Kos, enabling Biovail to retain a significant ongoing financial interest in Cardizem® LA’s success.

The multi-faceted transaction with Kos also includes collaboration on the development of a number of cardiovascular products, and an arrangement whereby Kos would offer employment to approximately 200 members of Biovail’s U.S. commercial group. As a result of the strategic realignment of Biovail’s U.S. business, the Company has reduced its global headcount of 2,200 by approximately 23%.

Biovail’s strategic alliance with Kos enabled the Company to achieve immediate profitability for its U.S. commercial business. It has also created a potential vehicle for the commercialization of future Biovail products – and a model for future alliances.

FIRST-QUARTER FINANCIAL PERFORMANCE

Product revenues for the first quarter of 2005 were $161.2 million, compared with $175.1 million in the first quarter of 2004, an 8% decrease that reflected the anticipated first-quarter decline in Wellbutrin XL® revenues and a decline in product revenues related to Biovail’s portfolio of generic products. Partially offsetting these declines were increased revenues from the Company’s Legacy products and a strong performancefrom Biovail Pharmaceuticals Canada (BPC).

First-quarter 2005 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $11.1 million, compared with $21.1 million for the corresponding 2004 period. GAAP earnings per share (EPS) on a fully diluted basis for the first quarter of 2005 were $0.07, versus $0.13 for the first quarter of 2004.

PRODUCTS

Product revenues for Wellbutrin XL® in the first quarter of 2005 were $36.8 million, compared with $42.0 million in the first quarter of 2004. Revenues in the first quarter of 2005 were impacted by a reduction in safety stock levels at our marketing partner, GlaxoSmithKline (GSK), following an increase in the fourth quarter of 2004. As per the tiered-pricing agreement with GSK, Biovail’s supply price reverted to the lowest tier at the beginning of the year.

In the first quarter of 2005, Cardizem® LA generated revenues of $11.4 million, compared with $14.4 million for the corresponding period in 2004. This decline reflected an increase in product returns during the first quarter of 2005. However, prescription volume for Cardizem® LA increased 24% for the first quarter of 2005, relative to the comparable period in 2004. The Teveten® product line generated revenues of $5.5 million in the first quarter of 2005, compared with $4.7 million in the prior year period, an increase of 17%. First-quarter 2005 revenues for Biovail’s Zovirax® franchise were $27.1 million, compared with $27.9 million in the prior-year period. In the first quarter of 2005, Zovirax® Ointment and Zovirax® Cream held a combined 66.5% share of the topical herpes market, an increase of 3.6 percentage points versus first-quarter 2004.

Revenues from BPC were $25.0 million in the first quarter of 2005, compared with $22.9 million in the first quarter of 2004. The key performance drivers were Wellbutrin® SR and Tiazac®. Total prescription volume for Wellbutrin® SR increased 14% in the first quarter of 2005 versus the comparable 2004 period. Total prescription volume for Tiazac® increased 14% in the first quarter of 2005, compared with the first quarter of 2004.

REGULATORY HIGHLIGHTS

The first quarter of 2005 marked the achievement of many regulatory milestones for Biovail – especially pertaining to the Company’s efforts to develop a pain-management franchise.

On March 8, Biovail submitted a Complete Response to the Approvable Letter it received in January from the United States Food and Drug Administration (FDA) for its orally disintegrating tablet (ODT) version of tramadol for the treatment of moderate to moderately severe pain in adults. On May 5, Biovail received an Approval Letter from the FDA for this product. With respect to Tramadol ER (an extended-release formulation), on March 29, the FDA informed Biovail that the Company’s Complete Response to the product’s Approvable Letter would be treated as a Class II review – therefore subject to a six-month review. Biovail’s formulation and New Drug Application (NDA) is the only contemporary once-daily formulation of tramadol to be reviewed by the FDA. Biovail continues to believe that its Complete Response is compelling; however, in the interim, we are proceeding with a clinical program to address the FDA’s recommendation.

To maximize the opportunities presented by tramadol in the United States, Biovail intends to commercialize its extended-release and ODT formulations of tramadol through a strategic partner. At this time, Biovail is in late-stage discussions with multiple potential partners.

On January 25, BPC launched Tiazac® XC, the Company’s once-daily extended-release version of diltiazem hydrochloride, to Canadian physicians and health-care professionals. Building on the success of Tiazac®, Canada’s leading once-daily diltiazem formulation, Tiazac® XC features a new extended-release delivery system designed for bed-time administration, resulting in improved 24-hour blood-pressure control with additional BP control during the early-morning hours.

On February 14, the FDA issued an Approvable Letter to Biovail for Citalopram ODT, which involved the clarification of a number of chemistry and manufacturing issues. Biovail is preparing a Complete Response for submission to the FDA.

On March 31, Biovail received word from the Therapeutic Products Directorate in Canada that its supplemental New Drug Submission for Wellbutrin XL® for the treatment of depressive illnesses had been accepted for review. Biovail anticipates commercializing Wellbutrin XL® in Canada in early 2007.

On April 6, Biovail submitted a Complete Response to address an issue raised by the FDA in the Approvable Letter received for the Company’s NDA for extended-release Glumetza™ for the treatment of Type II diabetes. The issue is related to a manufacturing specification and is being treated as a Class I response. Biovail anticipates hearing from the FDA in June. The Company is currently in discussions with potential partners to commercialize Glumetza™ in the U.S.

In other pipeline programs, in November 2004, Biovail submitted a Complete Response to address issues raised in the Approvable Letter the Company received for Zolpidem ODT for the treatment of sleep disorders. As a Class II response, Biovail anticipates hearing from the FDA by the end of May.

OPERATIONS

In late February, Biovail announced a $27.6-million expansion project to further enhance the manufacturing capability of the Company’s manufacturing facility located in Steinbach, Manitoba. Construction on the Steinbach expansion project is now under way, and will include the addition of approximately 75,000 square feet, bringing the total to 220,000 square feet. Biovail expects the work to be completed in late 2006.

CORPORATE GOVERNANCE

Under the leadership of Executive Chairman, Eugene Melnyk, Biovail continued to make significant improvements to its corporate-governance framework in the first quarter of 2005. The governance-enhancement measures, announced as part of the ongoing initiative commenced in June 2004, have resulted in changes to Biovail’s governance structures, policies and practices. They fall under three broad headings – defining the responsibilities of the Board and management; enhancing Board effectiveness; and increasing transparency to, and communication with, shareholders.

LOOKING AHEAD

The development of a new Strategic Plan for Biovail’s has reconfirmed that one of the Company’s core competencies is applying drug-delivery technologies to existing in-market compounds to create clinically meaningful enhancements.

In turn, product-development activities to supply our commercial organizations in Canada and the U.S. will continue to focus on large markets and address unmet patient needs. Biovail will utilize strategic partners to promote its products in the U.S. primary-care market, while leveraging its presence in the U.S. market by strategically entering select specialty markets, where required infrastructure costs are lower, and targeted sales forces can be scaled quickly. This will enable Biovail to continue to create value for its shareholders through business activities that offer favorable rates of return with acceptable levels of risk. This platform provides Biovail with significant strategic flexibility.

Biovail’s current product-development pipeline aligns well with this strategy as a number of the Company’s developmental products target the neurology, central nervous system and pain markets. Biovail expects to provide additional insight into its pipeline as part of an Investor Event it will hold in conjunction with the Company’s Annual and Special Meeting on June 28, 2005 in Toronto.

On behalf of Biovail, thank you for your continued support.

Douglas Squires
Chief Executive Officer

Consolidated Balance Sheets

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	March 31 2005	December 31 2004

ASSETS
Current
Cash and cash equivalents	$83,922	$34,324
Marketable securities	1,933	5,016
Accounts receivable	115,383	148,762
Inventories	118,834	110,154
Deposits and prepaid expenses	11,679	16,395
	331,751	314,651
Long-term investments	65,557	68,046
Property, plant and equipment, net	184,950	186,556
Goodwill	100,294	100,294
Intangible assets, net	961,771	978,073
Other assets, net	59,324	63,440
	$1,703,647	$1,711,060

LIABILITIES
Current
Accounts payable	$37,792	$41,120
Accrued liabilities	92,733	82,917
Income taxes payable	22,761	24,594
Deferred revenue	6,963	8,141

Current portion of long-term obligations

33,829

33,465

	194,078	190,237
Deferred revenue	15,500	16,525
Deferred leasehold inducements	5,075	4,914
Long-term obligations	430,722	445,471
	645,375	657,147

SHAREHOLDERS’ EQUITY
Common shares	1,457,072	1,457,065
Stock options outstanding	1,450	1,450
Deficit	(435,552)	(446,684)
Accumulated other comprehensive income	35,302	42,082
	1,058,272	1,053,913
	$1,703,647	$1,711,060

Consolidated Statements of Income

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2005	2004

REVENUE
Product sales	$161,168	$175,097
Research and development	7,526	4,216
Royalty and other	6,567	7,313
	175,261	186,626
EXPENSES
Cost of goods sold	42,091	52,141
Research and development	20,487	17,991
Selling, general and administrative	75,605	59,458
Amortization	16,034	17,105
Acquired research and development	—	8,640
	154,217	155,335
Operating income	21,044	31,291
Interest income	378	404
Interest expense	(8,897)	(11,394)
Foreign exchange gain (loss)	(538)	962
Other income (expense)	(270)	1,143
Income before provision for income taxes	11,717	22,406
Provision for income taxes	585	1,300
Net income	$11,132	$21,106

Earnings per share
Basic	$0.07	$0.13
Diluted	$0.07	$0.13

Weighted average number of common shares outstanding (000s)
Basic	159,385	159,002
Diluted	159,447	159,281

Consolidated Statements of Cash Flows

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,132	$21,106
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	22,914	22,594
Amortization of deferred financing costs	812	1,887
Amortization of discounts on long-term obligations	784	941
Acquired research and development	—	8,640
Other	49	(2,965)
Changes in operating assets and liabilities	31,697	11,636
Net cash provided by operating activities	67,388	63,839

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,140)	(8,053)
Purchases of marketable securities	(4,144)	—
Proceeds from sales and maturities of marketable securities	3,258	—
Acquisition of business, net of cash acquired	—	(9,319)
Net cash used in investing activities	(6,026)	(17,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(11,722)	(33,095)
Issuance of common shares, net of issue costs	7	3,612
Repayments under revolving term credit facility, including financing costs	—	(82,250)
Net cash used in financing activities	(11,715)	(111,733)
Effect of exchange rate changes on cash and cash equivalents	(49)	(46)
Net increase (decrease) in cash and cash equivalents	49,598	(65,312)
Cash and cash equivalents, beginning of period	34,324	133,261
Cash and cash equivalents, end of period	$83,922	$67,949

Shareholder Information

BIOVAIL CORPORATION

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

T: (905) 286-3000

F: (905) 286-3050

E: ir@biovail.com

W: www.biovail.com

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

Corporate Information

TRADING SYMBOL – BVF

New York Stock Exchange

Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company

Toronto, Ontario, Canada

Mellon Investor Services, LLC

New York, New York, USA

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade(tm), Biovail®, Cardizem®, CEFORM(tm), FlashDose®, Glumetza(tm), Isordil®, Shearform(tm), Smartcoat(tm), Tiazac®, Teveten®, Teveten® HCT, Vasotec® and Vaseretic®.

Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of “The GlaxoSmithKline Group of Companies” and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.